Exhibit 12

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

($ in thousands)	Six Months Ended March 31, 2012
FIXED CHARGES:
Interest Expense	$19,482
Amortization of Debt Premium, Discount and Expense	171
Interest Component of Rentals	1,267

Total Fixed Charges	$20,920

EARNINGS:
Net Income	$116,978
Add:
Income Taxes	85,472
Total Fixed Charges	20,920

Total Earnings	$223,370

Ratio of Earnings to Fixed Charges	10.7